Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 25, 2017

Via EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Corporate Shares
AB Impact Municipal Income Shares
Post-Effective Amendment No. 27
File Nos. 333-112207 and 811-21497

Dear Mr. Gregory:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on June 14, 2017, on Form N-1A for AB Impact Municipal Income Shares (the “Fund”), a series of AB Corporate Shares (the “Registrant”). You provided the Staff’s comments to me by telephone on July 31, 2017.

The Staff’s comments and Registrant’s responses thereto are discussed below.

As discussed, unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Fund’s Prospectus and Statement of Additional Information.

General

Comment 1:	Please add the Fund’s ticker symbol to the Fund’s Prospectus and Statement of Additional Information (“SAI”) and to the series and class identifiers in the EDGAR database.

Response:	Registrant will update the prospectus and the SAI as well as the EDGAR database as requested.

Comment 2:	Please complete missing data for the Fund in a post-effective amendment to the Fund’s registration statement under Rule 485(b) of the Securities Act of 1933.

Response:	The Registrant will complete the missing information as requested.

Prospectus

Summary Information

Comment 3:	Provide data for the 1- and 3-year periods only under “Examples,” in accordance with Instruction 6(b) of Item 3 of Form N-1A.

Response:	The Prospectus will be revised in response to this comment.

Comment 4a:	Please clarify that the Fund’s 80% investment policy includes “borrowings for investment purposes.”

Response:	Registrant does not believe that the technical definition of “assets” used in Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”), which includes “borrowings for investments purposes,” needs, or is required, to be disclosed in the Fund’s 80% investment policy. Registrant has not revised the Prospectus in response to this comment.

Comment 4b:	Please clarify the meaning of “municipal securities” for purposes of the 80% investment policy. Provide additional disclosure such as the type of issuers (e.g., municipal securities issued by states and their agencies, authorities and other instrumentalities exempt from federal income tax) and whether municipal securities include notes and bonds.

Response:	Registrant respectfully submits that it has provided sufficient detail regarding the municipal securities in which the Fund may invest. Under “Additional Information About the Fund’s Risks and Investments – Municipal Securities” after the Summary Information in the Prospectus, the disclosure, among other things, explains certain classifications of municipal securities (e.g., general obligation bonds and revenue bonds) and describes a variety of the Fund’s investments, such as tax anticipation notes, revenue anticipation notes, variable rate demand obligations and tax-exempt commercial paper. Nevertheless, the Prospectus has been revised to provide additional disclosure describing municipal securities in which the Fund may invest. Registrant notes that the current disclosure specifically discusses the classification of municipal securities as bonds and notes.

Comment 4c:	If the Fund intends to invest materially in debt obligations of Puerto Rico, please discuss these investments and related investment risks.

Response:	Investment in municipal securities of issuers in Puerto Rico is not a principal strategy of the Fund, so such disclosure is not provided.

Comment 5:	Please disclose the classification of municipal securities as general obligation bonds and revenue bonds.

Response:	As indicated in the response to Comment 4b, a discussion of general obligation bonds and revenue bonds appears under “Additional Information About the Fund’s Risks and Investments – Municipal Securities” after the Summary Information in the Prospectus.

Comment 6:	Please disclose the specific states, regions and sectors (e.g., housing, hospital, utilities, airports or transportation) in which the Fund may significantly invest, along with related risk factors.

Response:	The Fund has not adopted an investment policy that focuses specifically on certain states, regions or sectors. The Fund has flexibility to invest in a wide range of geographic areas and industry sectors.

Comment 7:	The description of the Fund’s ESG strategy lacks sufficient detail. Please clarify the ESG factors and explain how they will be used by the Adviser to evaluate a particular municipal security or sector (e.g., education, health care, housing, hospital or utilities). For example, disclose any use of third-party ratings and screens and factors relating to such screens. Explain the Adviser’s overall screening process. Further explain whether the Adviser first screens for ESG criteria and then uses traditional financial analysis.

Response:	The Prospectus has been revised in response to this comment.

Comment 8:	Under “Principal Strategies,” consider disclosing the percentage of Fund assets that the Fund reasonably expects to invest in below-investment grade debt securities (commonly known as “junk bonds”) and the range of credit ratings to be applied to Fund investments. Please disclose whether and to what extent the Fund can invest in defaulted or distressed securities, and include an explanation of such securities and related risks.

Response:	The Fund has not adopted a specific limit on its investment in below-investment grade debt securities, a minimum credit quality requirement for any individual Fund investment or a credit rating range. The Prospectus discloses that the Fund may invest in high-yielding municipal securities of any credit quality and that the Fund may invest without limit in lower-rated securities, which may include securities having the lowest rating.

Comment 9:	Given the importance of a fund’s risk profile to investors and the potential degree of investment in below-investment grade bonds by the Fund, please consider moving the disclosure for this investment to the first paragraph under “Principal Strategies.”

Response:	The Registrant believes that the current location of this disclosure is appropriate. The Prospectus has not been revised in response to this comment.

Comment 10:	Under “Principal Strategies,” consider disclosing the average dollar-weighted maturity the Fund expects to have overall and the expected duration the Fund will seek to maintain. The Staff notes that investors may find this helpful, given that the current disclosure states that the Fund intends to invest in longer-maturity bonds.

Response:	While the Adviser monitors the maturity and duration of the Fund’s investments as indicated in the disclosure under “Principal Strategies,” the Adviser does not target any particular dollar-weighted average maturity or overall duration for the Fund’s portfolio as part of the Fund’s principal investment strategies. Accordingly, the Prospectus has not been revised in response to this comment.

Comment 11:	Item 4 of Form N-1A requires that a fund discuss only its principal strategies and principal risks. At the end of the discussion under “Principal Strategies,” the disclosure cites a number of instruments in which the Fund may also invest, such as tender option bond transactions and zero-coupon municipal securities, with no corresponding risk disclosure. Please confirm that the discussion under “Principal Strategies” includes only instruments in which the Fund intends to invest as a principal investment strategy and the related principal risks. Any non-principal investments and related risk factors should be described elsewhere in the Prospectus. See IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Guidance Update 2014-08”).

Response:	Registrant has reviewed the risk disclosures for the Fund and believes that the risks of the investments cited under “Principal Strategies” are appropriately reflected under “Principal Risks” and “Additional Information about the Fund’s Risks and Investments.” Registrant believes that the Fund’s disclosure appropriately addresses the applicable issues set forth by the SEC staff in IM Guidance Update 2014-08 and that no changes are necessary to the disclosure.

Comment 12:	The disclosure under “Principal Strategies” references “mortgage-related securities.” Consider specifying the type of mortgage-related securities (e.g., Fannie Mae, Freddie Mac, etc.) and provide related risk disclosure.

Response:	Registrant has reviewed these disclosures and believes that the investments and related risks are appropriately reflected under “Principal Strategies, “Principal Risks” and “Additional Information about the Fund’s Risks and Investments” in the Prospectus.

Comment 13:	The disclosure under “Principal Strategies” states that “[t]he Fund may make short sales of securities or maintain a short position, and may use other investment techniques.” If short sales are a principal strategy, include appropriate risk disclosure under “Principal Risks”; if they are not principal, the disclosure should be moved elsewhere. In addition, describe “other investment techniques” and provide related risk disclosure; otherwise, delete this disclosure.

Response:	Registrant has reviewed the Fund’s disclosures for short sales and believes that the related risks are appropriately reflected under “Principal Risks” and “Additional Information about the Fund’s Risks and Investments.” The reference to “other investment techniques” includes tender option bond transactions and derivatives identified in the preceding sentence. Risks corresponding to those techniques, to the extent of their expected use, is included in the risk disclosure.

Comment 14:	Review the disclosures under “Principal Risks” and consider including disclosures for “fixed-income risk,” “call risk,” “extension risk,” and “taxability risk.”

Response:	Registrant has reviewed the Fund’s risk disclosures and believes that they are sufficiently described under “Principal Risks” and “Additional Information about the Fund’s Risks and Investments.” For example, Registrant notes that the risk disclosures for “credit risk” and “interest rate risk” explain that these risks specifically relate to investments in fixed-income securities. Registrant also notes that prepayment risk and extension risk are discussed under “Additional Information about the Fund’s Risks and Investments – Mortgage-Related Securities, Other Asset-Backed Securities and Structured Securities.” Nonetheless, in response to this comment, Registrant has added additional disclosure regarding tax risk under “Principal Risks.”

Comment 15:	If applicable, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A – i.e., that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response:	The Registrant believes that the legend on page 2 of the Fund’s Prospectus addresses this Item.

Comment 16:	For the Fund’s municipal market risk disclosure, consider including the risk that a municipality may file for bankruptcy and that the market for municipal securities is generally less liquid than the market for other securities. If appropriate, please include risks related to the Fund’s investment of a substantial portion of its assets in similar municipal projects or particular types of municipal securities, or in a particular municipality or particular geographic area.

Response:	The Registrant has reviewed the Fund’s municipal market risk and other risk disclosures and believes the risks identified above are addressed under “Principal Risks” and “Additional Information about the Fund’s Risks and Investments – Municipal Securities.” Nonetheless, in response to this comment, Registrant has added additional disclosure regarding bankruptcy in the municipal securities risk disclosure. Registrant notes that the Fund’s current disclosure under “Principal Risks” in the Summary Section specifically addresses liquidity risk in the market for municipal securities under “liquidity risk” and the potential impact of investing more of the Fund’s assets in a particular state’s municipal securities under “municipal market risk.”

Comment 17:	Please disclose supplementally the broad-based securities index the Fund intends to use as a performance benchmark.

Response:	The Fund intends to use the Bloomberg Barclays Municipal Bond Index as its broad-based securities index.

Comment 18:	Under “Investing in the Fund – How to Buy Shares,” clarify the meaning of “other similar fee-based investment program” in the phrase “wrap-fee program or other similar fee-based investment program.”

Response:	The disclosure is intended to cover other advisory programs (e.g., separately managed account programs established by brokers and advisers that are not affiliated with the Adviser) pursuant to which the sponsor of the program receives compensation from its clients and for which the Adviser is providing advisory/sub-advisory and administrative and other similar services for compensation. The disclosure has been revised accordingly.

Comment 19:	Please review the Fund’s disclosure under “Tax Information” in view of Item 7 and Item 11(f)(2) of Form N-1A, in particular the requirements relating to a fund that invests in securities generating tax-exempt income. Consider including additional relevant disclosure that is helpful to taxpayers.

Response:	The Prospectus has been revised in response to this comment.

Comment 20:	Consider revising the caption and the first paragraph under “Additional Information About the Funds’ Risks and Investments” to indicate this section refers to principal strategies and risks, in order to ensure that the strategies and risks discussed here are also described under Item 4 disclosure in the Fund’s Prospectus; consider moving any non-principal risks to the section now entitled “Additional Risk and Other Considerations” or to the SAI.

Response:	The Fund’s principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits a fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 21:	Please confirm that, pursuant to Item 9(b)(2) of Form N-1A, the Fund discloses in general terms how the Fund’s Adviser decides which securities to buy and sell.

Response:	The Registrant confirms that the Fund has disclosed "in general terms" how the Adviser decides which securities to buy and sell for the Fund. The Prospectus discloses that “the Adviser evaluates each security in which the Fund invests using both a traditional municipal bond credit analysis and a consideration of the security’s weighted score under the Adviser’s ESG criteria.”

Comment 22:	The disclosure indicates that the Fund may write credit default swap agreements (“CDS”). Please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes.

Response:	The Fund covers its positions in accordance with the 1940 Act, the rules thereunder and applicable SEC and Staff interpretative guidance.

Comment 23:	The Prospectus states that the Fund may invest in shares of exchange-traded funds (“ETFs”). Explain supplementally if the Adviser pays for acquired fund fees and expenses (“AFFE”) related to the Fund’s investments in ETFs. If the Adviser does not, please explain why AFFE does not appear in the fee table.

Response:	The Fund pays acquired fund fees and expenses; however, such expenses do not appear in the fee table because they are anticipated to total less than one basis point. Registrant further notes that the Fund’s investment in ETFs is not a principal strategy.

Comment 24:	Under “Additional Information About the Fund’s Risks and Investments – Municipal Securities,” the Prospectus states that the Fund may invest more than 25% of its total assets in securities or obligations that are related in such a way that business or political developments or changes affecting one such security could also affect the others. If the Fund intends to concentrate its investments in a particular industry or group of industries, as described in Instruction 4 to Item 9(b)(1), disclose the policy to concentrate and the risks associated with such policy, in accordance with Item 4(a) and Item 9(b)(1).

Response:	The Fund does not intend to concentrate its investment in any industry and has adopted a fundamental policy to this effect, which is disclosed in the SAI.

Comment 25:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses principal and/or non-principal strategies and risks. In doing so, if principal and non-principal strategies and risks are described, consider separating the principal strategies and risks from the non-principal ones.

Response:	Please see response to Comment 20.

Comment 26:	Review and revise the disclosure under “Additional Risks and Other Considerations – Changes in Investment Objectives and Policies” to clarify that the Fund’s policy to invest at least 80% of its net assets in municipal securities that pay interest that is exempt from federal income tax is fundamental and cannot be changed without shareholder approval, in accordance with Rule 35d-1(a)(4) of the 1940 Act.

Response:	The Prospectus has been revised in response to this comment.

Comment 27:	Explain supplementally why high-quality municipal notes or variable-rate demand obligations are appropriate for defensive purposes – e.g., explain whether the Adviser believes there are issues regarding market liquidity or interest rate risk.

Response:	The Adviser believes that these investments are appropriate for defensive purposes because higher rated securities generally reflect lower risk, particularly as to the default of the issuer of the security. Notes are generally short-term, and variable rate demand obligations typically permit the holder to liquidate the security through a “put” or tender feature at par.

Comment 28:	Disclose any cut-off times by which the Fund or an approved intermediary must receive a purchase order to receive the current-day NAV or next-day NAV.

Response:	The Prospectus discloses that an order for purchase, sale or exchange of shares is priced at the next-determined NAV calculated after the order is received in proper form by the Fund. The Fund’s NAV is calculated at the Fund Closing Time, which is the close of regular trading on any day the New York Stock Exchange is open (ordinarily, 4:00 p.m., Eastern time). The Fund does not impose an earlier cut-off time than the pricing time.

Comment 29:	Under “Investing in the Fund – How to Buy Shares – Initial and Additional Investments,” the disclosure states that “[i]n most cases [emphasis added], purchase orders are made based on instructions from your registered investment adviser to the broker-dealer who executes trades for your account.” Describe the circumstances under which this is not the case.

Response:	The Prospectus has been revised in response to this comment.

Comment 30:	With respect to the disclosure under “Investing in the Fund – How to Buy Shares – Other Purchase Information,” explain how the Fund accepts securities as payment of shares in the context of a wrap fee program. Further explain whether the Fund will redeem shares in kind for a wrap fee account. If shares may be redeemed in kind, consider revising the disclosure to clarify that redemptions paid in kind remain subject to general market risk until the in-kind securities are sold, and that such sales may generate taxable gains. Consider including disclosure explaining how securities will be selected for distribution in kind (e.g., pro rata slices of the Fund’s portfolio or individual securities or a representative basket of securities).

Response:	The Registrant has adopted policies governing contributions of portfolio securities for shares of the Fund, including procedures pursuant to which it would process an order for Fund shares. As indicated in the Prospectus, securities would be valued in accordance with the Fund’s valuation procedures. The use of securities as payment for shares is also subject to the terms of the particular wrap program. The Adviser might accommodate a request from a wrap account sponsor to accept certain securities as payment for Fund shares if the Adviser determined such securities were consistent with the Fund’s objective and policies.

The Prospectus has been revised to reflect that the Fund has reserved the right to pay redemption proceeds by a distribution in kind of securities in lieu of cash, and that securities received by the shareholder will be subject to market risk. The Registrant will consider additional disclosure on in-kind redemptions for future filings.

Comment 31:	Under “Investing in the Fund – How to Buy Shares – Other Purchase Information,” the disclosure states that “[t]he Fund reserves the right to suspend the sale of its shares in response to conditions in the securities markets or for other reasons [emphasis added].” Clarify “for other reasons.”

Response:	The Fund is under no obligation to offer its shares. The Board of Trustees could determine to cease offering Fund shares for any number of reasons, including lack of securities in which to invest, termination of the Fund, etc.

Comment 32:	Disclose the Fund’s redemption procedures and the methods by which the Fund plans to meet redemption requests, as required by Items 11(c)(7) and 11(c)(8) of Form N-1A.

Response:	The Prospectus has been revised in response to this comment.

Comment 33:	Under “Investing in the Fund – How to Sell Shares,” the disclosure states that Fund shares will only be held by investors participating in an approved wrap-fee program and “cannot be transferred.” Explain the phrase “cannot be transferred.”

Response:	Shares of the Fund cannot be transferred to an investor who does not meet the eligibility criteria for investing in the Fund.

Comment 34:	Under “Investing in the Fund – How to Sell Shares,” consider specifying the period of advance notice of a mandatory redemption resulting from an investor ceasing to meet the purchase eligibility criteria.

Response:	The Registrant has not revised the Prospectus in response to this comment.

Comment 35:	Please review the Fund’s disclosure under “Dividends, Distributions and Taxes” in light of Item 11(f)(2) of Form N-1A (which relates to a fund that invests in securities generating tax-exempt income), in particular the last sentence of the fourth paragraph under “Dividends, Distributions and Taxes – Taxes.”

Response:	Registrant has reviewed the Fund’s disclosure regarding tax consequences to shareholders buying, holding and selling Fund shares and believes the disclosure (including the last sentence of the fourth paragraph under “Dividends, Distributions and Taxes – Taxes”) is consistent with the requirements of Item 11(f)(2). The Prospectus has not been revised in response to this comment.

Statement of Additional Information (“SAI”)

Comment 36:	Review and confirm that the dates used in the SAI match those required by Items 17-20 of Form N-1A – e.g., calendar year versus fiscal year.

Response:	The Registrant will ensure the correct dates are used.

Comment 37:	Consider disclosing the Fund’s fundamental 80% investment policy under “Information About the Fund and its Investments – Introduction to the Fund.”

Response:	The SAI has been revised in response to this comment.

Comment 38:	Under “Information About the Fund and its Investments – Introduction to the Fund,” please consider revising the disclosure to clarify that any percentage limitation described under the Fund’s fundamental investment restrictions with respect to borrowing is not limited to the time of borrowing.

Response:	The SAI has been revised in response to this comment.

Comment 39:	With respect to the discussion of investment practices appearing under “Information About the Fund and its Investments – Future Developments,” the Staff reminds the Registrant that any changes to principal investment practices must be reflected in a change to the registration statement.

Response:	Registrant notes that it will evaluate proposed changes to investment practices in light of applicable registration statement filing requirements.

Comment 40:	Please add disclosure regarding “Temporary Defensive Position” as required by Item 16(d) of Form N-1A.

Response:	The Registrant believes the Fund has disclosed in the Prospectus the types of investments it may make while assuming a temporary defensive position. Pursuant to General Instruction C.2(b), the Registrant believes the Fund need not duplicate this disclosure in the SAI.

Comment 41:	Under “Investment Restrictions,” for the explanation of a diversified fund, consider revising the disclosure so that the fourth bullet more closely tracks Section 5(b) of the 1940 Act.

Response:	Registrant has reviewed the Fund’s disclosure and believes it is consistent with Section 5(b). The SAI has not been updated in response to this comment.

Comment 42:	The Staff notes that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining compliance with its concentration policies. Please add disclosure to this effect in the section on non-fundamental investment policies.

Response:	The Registrant supplementally confirms that the Fund looks through private activity municipal debt securities whose principal and interest payments are derived principally from assets and revenues of a non-governmental entity to determine the industry or group of industries to which an investment should be allocated for purposes of complying with the Fund’s fundamental concentration policy. Registrant does not believe that additional disclosure reflecting this view is necessary.

Comment 43:	Under “Purchase of Shares,” the disclosure states “[y]our investment adviser is responsible for transmitting any orders by a prescribed time [emphasis added] to the Fund or its transfer agent.” Explain the meaning of a “prescribed time.”

Response:	The disclosure indicates that redemption requests received in proper form by the Fund or the financial intermediary before the Fund Closing Time will receive that day’s NAV. The “prescribed time” refers to the time by which the Fund or transfer agent must receive the order from the financial intermediary for the order to receive that day’s NAV. The financial intermediary must have received such an order in “proper form” by the Fund’s Closing Time.

Comment 44:	Under “Redemption and Repurchase of Shares – Repurchase,” the disclosure states that the investment adviser is responsible for transmitting the repurchase request to ABI by 5:00 p.m., Eastern time, and that if the investment adviser fails to do so, the shareholder’s right to receive that day’s closing price must be settled between the shareholder and the dealer or agent. Explain supplementally the reference to the matter being settled between the shareholder and the dealer or agent, and why under the circumstances described the shareholder would not be entitled to receive the next calculated NAV.

Response:	This disclosure addresses the situation in which the financial intermediary transmits an order to ABI past the designated time established to receive that day’s closing price, although the financial intermediary has received that order before the Fund Closing Time. The Fund cannot process such order at that day’s NAV if the intermediary does not timely transmit the order to it in accordance with the agreement between the intermediary and ABI/Fund. Such order would receive the NAV for the Fund calculated on the following business day. Any dispute between the intermediary and the shareholder arising as a result of the intermediary failing to timely submit the order to ABI must be resolved between the intermediary and the shareholder (the intermediary’s customer). This disclosure is intended to provide notice to investors that their financial intermediary (and not the Fund) is responsible for its failure to timely submit orders to the Fund in accordance with its contractual obligations with the Fund.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Stephen J. Laffey, Esq.
Emilie D. Wrapp, Esq.
Paul M. Miller, Esq.